Mail Stop 3561

September 18, 2007

Via Fax & U.S. Mail

Mr. Manuel G. Estrada
Chief Financial Officer
11 North Water Street, Suite 18290
Mobile, Alabama 36602

Re: **International Shipholding Corporation**
Form 10-K for the year ended December 31, 2006
Filed March 9, 2007
File No. 001-10852

Dear Mr. Estrada:

We have reviewed your response letter dated September 7, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2006

Notes to the Financial Statements

Note A. Summary of Signficant Accounting Policies

<u>– Voyage Revenue and Expense Recognition, page F-8</u>

1. We note from your response to our prior comment 10 that you will disclose beginning in your 2007 Form 10-K in the notes to the financial statements that the impact of recognizing voyage costs ratably over the length of each voyage is not materially different from a method of recognizing such costs as incurred. Please confirm that you will include this disclosure in <u>all</u> future Forms 10-Q and Forms 10-K. Alternatively, you may include the disclosure solely in future Forms 10-K provided that you will disclose the impact of recognizing voyage costs ratably over the length of each voyage is not materially different <u>on a quarterly and annual basis</u>, from recognizing such costs as incurred.

<u>– Drydocking Costs, page F-9</u>

2. We note from your response to our prior comment 12 that in future filings you will include a breakdown of your cost for drydockings. In light of the fact that the breakdown of costs capitalized in your drydocking account as included in your response to prior comment 12 is not very descriptive as to the nature of the costs, please confirm that you will revise future filings to disclose that only costs that are incurred to meet regulatory requirements or upgrades that add economic life to the vessel are capitalized and normal repairs, whether incurred as part of the drydocking or not are expensed as incurred.

<u>Note M. Unconsolidated Entities, page F-26</u>

3. We note from your response to our prior comment 15 that your investment in Belden Cement Holding, Inc. was significant above the 20% threshold for the year ended December 31, 2005. Please note that under Rule 3-09 of Regulation SX, financial statements of an unconsolidated subsidiary or equity investee are required when the conditions in Rule 3-09(a) are satisfied for <u>any of the annual</u> periods presented in the Company's audited financial statements. Therefore, because your investment was significant in the year ended December 31, 2005, which is included in your Form 10-K for the year ended December 31, 2006, financial statements of Belden Cement Holding, Inc. for all periods are required to be filed in your 2006 Form 10-K. Please note that separate financial statements are required to be audited only for those fiscal years which meet the significance test as prescribed in Rule 3-09(a) of Regulation S-K. Other periods presented may be unaudited (e.g. fiscal year 2004). Further, although you disposed of BSH during fiscal 2006, you are still required to provide audited financial statements through the date of sale if the equity method investee is significant in the year of disposal. Please note that for the purposes of measuring significance in the year of disposal, the gain or loss from disposal should be included in your significance

tests. In this regard, please revise your filing to include the financial statements of BCH/BSH for each of the period presented in your Form 10-K for the fiscal year ended December 31, 2006. Also, please tell us whether audited financial statements of BSH are required for fiscal year 2006. If you do not believe such financial statements are required, please explain why and provide us with your analysis which supports your conclusion. We may have further comment upon receipt of your response.

Form 10-Q for quarter ended March 31, 2007

Management's Discussion and Analysis

– Executive Summary

4. We note from your response to our prior comment 17 that you believe that EITF 01-14 supports your policy to record revenue for reimbursements for out of pocket expenses associated with the relocation of your corporate office from New Orleans to Mobile, AL. However, the guidance in EITF 01-14 relates specifically to service providers incurring out of pocket costs in performing revenue generating services for customers. Your agreement, however, relates to the reimbursement of expenditures associated with relocating your corporate headquarters. Therefore, we continue to believe that the characterization of such amounts as a reduction of relocation expense rather than revenue to be more appropriate. Please advise or revise future filings accordingly.

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You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief